Exhibit 99.1

BRF — BRASIL FOODS S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE 60th/2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS and 7th EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

(Drafted in summarized format pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: August 20, 2009 at 6:00 p.m. at Av. Escola Politécnica, 760, in the city and state of São Paulo. QUORUM: The full complement of Board Members. CHAIR: Nildemar Secches, Co-Chairman and Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary RESOLUTIONS UNANIMOUSLY ADOPTED: having in view that, pursuant to Clause 3.1 of the  UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION AGREEMENT FOR ISSUANCE OF COMMON SHARES OF BRF — BRASIL FOODS S.A. and pursuant to Article 24 of  CVM Instruction 400 of December 29, 2003, as amended, Banco UBS Pactual S. A. (“Lead Underwriter”) has the option of distributing a supplementary lot of up to 17,250,000 (seventeen million, two hundred and fifty) common shares, granted by the Company, with the exclusive purpose of covering over-allotments that may be substantiated during the course of the offering in Brazil and that this excess demand has been substantiated by the Lead Underwriter,  such that the latter has exercised the above described greenshoe option in full, to approve the issue and to verify the  subscription of 17,250,000 (seventeen million, two hundred and fifty thousand) common, nominative, book entry shares with no par value, which shall be fully paid up at sight, upon the act of subscription, in Brazilian currency, excluding the right of preference in conformity with the provision in subsection I, of Article 172 of the Joint Stock Companies Law and pursuant to Article 5, Paragraph 1 of the Company’s Bylaws, at the issue price of R$40.00 (forty Reais) per  share, resulting in the increase of share capital, within the limit of the Company’s  authorized capital, in the amount of R$690,000,000.00 (six hundred and ninety million Reais), the share capital increasing from R$11,863,417,953.36, (eleven billion, eight hundred and sixty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais  and thirty-six centavos), divided in 418,986,623 (four hundred and eighteen million, nine hundred and eighty-six thousand, six hundred and twenty-three) common shares, to R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais  and thirty-six centavos), represented by 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, which shall have identical characteristics to those  of the already existing shares, being entitled to the same rights that are granted to the latter. Therefore, Section 5 (caption sentence) of the Company’s Bylaws shall have the following text, ad-referendum of the next General Shareholders’ Meeting: “Article 5 - The Share Capital subscribed and paid up is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), represented by 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, all book entry and with no par value”. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board present.: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho and Vicente Falconi Campos. Members of the Fiscal Council: Attílio Guaspari, Osvaldo Roberto Nieto and Jorge Kalache Filho. São Paulo-SP, August 20, 2009. (I hereby certify that this is a true copy of the original minutes drafted in Book 2 of the Minutes of the Ordinary and Extraordinary Meetings

of the Board of Directors of the Company to folios 107 to 109 and the Minutes of the Ordinary and Extraordinary Meetings of the Fiscal Council of the Company to folios 64 and 65).

Edina Biava

Secretary